SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number 001-09057

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Wisconsin Energy Corporation Employee Retirement Savings Plan (1)
Wisconsin Gas Company Local 7-0018 Savings Plan
Sta-Rite Industries Incentive Savings Plan
Hypro Corporation 401(k) and Profit Sharing Plan
SHURflo 401(k) Profit Sharing Plan

See Note (2) below regarding:
Wisconsin Gas Company Employees' Savings Plan
Wisconsin Gas Company Local 7-0018-1 Savings Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 2949
Milwaukee, WI 53201

---

(1) Effective November 1, 2001, the Wisconsin Electric Power Company Employee Retirement Savings Plan was renamed the Wisconsin Energy Corporation Employee Retirement Savings Plan.

(2) Effective November 1, 2001, the Wisconsin Gas Company Employees' Savings Plan, and effective December 31, 2001, the Wisconsin Gas Company 7-0018-1 Savings Plan were merged into the Wisconsin Energy Corporation Employee Retirement Savings Plan (f/k/a the Wisconsin Electric Power Company Employee Retirement Savings Plan). Accordingly, as of those dates, separate interests in those plans, which had been registered under the Securities Act of 1933 (Form S-8 Registration Statement No. 333-35800), ceased to exist. Thus, the duty of these two plans to file reports under Section 15(d) of the Securities Exchange Act of 1934 has been automatically suspended under Section 15(d) and can be suspended under Rule 12h-3(b)(1)(i) because, as of the respective effective dates of the mergers, and as of the beginning of the 2002 fiscal year on January 1, 2002, separate interests in those plans no longer existed and, therefore, were held of record by less than 300 persons. Since these two plans no longer have a reporting obligation, they are not included in this combined Annual Report on Form 11-K. A copy of a Form 15 for each such plan is being filed with this Annual Report on Form 11-K to notify the Commission of such suspension.

Financial Statements and Exhibits:

(a) Financial Statements:

Wisconsin Energy Corporation Employee Retirement Savings Plan (f/k/a Wisconsin Electric Power Company Employee Retirement Savings Plan)
- Report of Independent Public Accountants.
- Statements of Net Assets Available for Plan Benefits as of December 31, 2001and 2000, respectively.
- Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2001 and 2000, respectively.
- Notes to Financial Statements.
- Supplemental Schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2001.

Wisconsin Gas Company Local 7-0018 Savings Plan
- Report of Independent Public Accountants.
- Statements of Net Assets Available for Plan Benefits, as of December 31, 2001 and 2000, respectively.
- Statements of Changes in Net Assets Available for Plan Benefits, for the years ended December 31, 2001 and 2000, respectively.
- Notes to Financial Statements.

Sta-Rite Industries Incentive Savings Plan
- Report of Independent Public Accountants.
- Statements of Net Assets Available for Plan Benefits, as of December 31, 2001 and 2000, respectively.
- Statements of Changes in Net Assets Available for Plan Benefits, for the years ended December 31, 2001 and 2000, respectively.
- Notes to Financial Statements.
- Supplemental Schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2001.

Hypro Corporation 401(k) and Profit Sharing Plan
- Report of Independent Public Accountants.
- Statements of Net Assets Available for Plan Benefits, as of December 31, 2001 and 2000, respectively.
- Statements of Changes in Net Assets Available for Plan Benefits, for the years ended December 31, 2001 and 2000, respectively.
- Notes to Financial Statements.

SHURflo 401(k) Profit Sharing Plan
- Report of Independent Public Accountants.
- Statements of Net Assets Available for Plan Benefits, as of December 31, 2001 and 2000, respectively.
- Statements of Changes in Net Assets Available for Plan Benefits, for the years ended December 31, 2001 and 2000, respectively.
- Notes to Financial Statements.

(b) Exhibits:

23.1 Consent of Independent Certified Public Accountants – Arthur Andersen LLP
99.1 Letter regarding representations made by Arthur Andersen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plans has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Wisconsin Energy Corporation Employee Retirement Savings Plan (f/k/a Wisconsin Electric Power Company Employee Retirement Savings Plan)
Wisconsin Gas Company Local 7-0018 Savings Plan
Sta-Rite Industries Incentive Savings Plan
Hypro Corporation 401(k) and Profit Sharing Plan
SHURflo 401(k) Profit Sharing Plan

Name of Plans

By: Employee Benefit Plans Committee

Date: June 4, 2002

By: Jeffrey P. West

Jeffrey P. West
Treasurer of Wisconsin Energy Corporation and
Member of the Employee Benefit Plans Committee,
the Committee which administers the Plans

ANDERSEN

SEC MAIL PROCESSING
RECEIVED
JUN 05 2002
WASH. D.C. 155 SECTION

Wisconsin Energy Corporation
Employee Retirement Savings Plan
(Formerly the Wisconsin Electric Power Company Employee Retirement Savings Plan)

Financial Statements as of December 31, 2001 and 2000
Together with Report of Independent Public Accountants

Wisconsin Energy Corporation
Employee Retirement Savings Plan
(Formerly the Wisconsin Electric Power Company
Employee Retirement Savings Plan)

Financial Statements
December 31, 2001 and 2000

Table of Contents

ANDERSEN

Report of Independent Public Accountants

To the Plan Administrator of the
Wisconsin Energy Corporation
Employee Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Wisconsin Energy Corporation Employee Retirement Savings Plan (the "Plan") (formerly the Wisconsin Electric Power Company Employee Retirement Savings Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 2, 2002

Wisconsin Energy Corporation
Employee Retirement Savings Plan
(Formerly the Wisconsin Electric Power Company
Employee Retirement Savings Plan)

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000
(In Thousands)

	2001	2000
Assets:		
Cash	$ -	$1,760
Investments, at Fair Value-		
Investment in WEC Master Trust	599,711	-
Money Market Funds	-	1,334
Guaranteed Investment Contracts	-	67,015
Wisconsin Energy Corporation Common Stock	-	107,533
Mutual Funds	-	328,658
Collective Trust Funds	-	67,187
Participant Loans	-	9,056
Total Investments	599,711	580,783
Accrued Income	-	5
Total Assets	599,711	582,548
Accrued Liabilities	-	477
Net Assets Available for Plan Benefits	$599,711	$582,071

The accompanying notes to financial statements are an integral part of these statements.

Wisconsin Energy Corporation
Employee Retirement Savings Plan
(Formerly the Wisconsin Electric Power Company
Employee Retirement Savings Plan)

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2001 and 2000
(In Thousands)

	2001	2000
Additions:		
Investment (Loss) Income-		
Interest and Dividends	$11,892	$38,534
Net Depreciation in Fair Value of Investments	(79,203)	(23,343)
Net Investment Income from Master Trust	33,197	-
Total Investment (Loss) Income	(34,114)	15,191
Contributions-		
Participant	30,237	33,260
Rollover	625	1,445
Employer	8,592	9,388
Total Contributions	39,454	44,093
Total Additions	5,340	59,284
Deductions:		
Administrative Expenses	46	48
Benefits Paid to Participants	23,391	30,480
Total Deductions	23,437	30,528
Net (Decrease) Increase in Net Assets Before Plan Transfers	(18,097)	28,756
Transfer In from Plan Mergers	70,035	-
Transfer Out from Plan Merger	(34,298)	-
Net Increase	17,640	28,756
Net Assets Available for Plan Benefits:		
Beginning of Year	582,071	553,315
End of Year	$599,711	$582,071

The accompanying notes to financial statements are an integral part of these statements.

Wisconsin Energy Corporation
Employee Retirement Savings Plan
(Formerly the Wisconsin Electric Power Company
Employee Retirement Savings Plan)

Notes to Financial Statements
December 31, 2001 and 2000

(1) Description of the Plan-

The following description of the Wisconsin Energy Corporation (the "Company") Employee Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

Effective November 1, 2001, the Plan changed names from the Wisconsin Electric Power Company Employee Retirement Savings Plan to the Wisconsin Energy Corporation Employee Retirement Savings Plan.

The Plan is a defined contribution plan covering all employees of the Company who are projected to complete at least 1,000 hours of service within one year from their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On November 2, 2001, the Wisconsin Energy Corporation Master Trust (the "Master Trust") was created, maintained by Fidelity Management Trust Company (the "Trustee"). All assets held by the Plan on that date were transferred to the Master Trust. All contributions made on November 2, 2001 and thereafter are made to the Master Trust.

Deposits from the Plan along with deposits from other participating plans were commingled in the Master Trust. Allocation of assets to each of the plans participating in the Master Trust and to each participant in the Plan was based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trust (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in the market value of investment assets) was based on equity totals for each plan.

Effective November 1, 2001, the Plan was amended to reflect the merger of the Wisconsin Gas Company Employees' Savings Plan into the Plan. Net assets totaling approximately $61,920,000 were transferred into the Plan.

Effective December 31, 2001, the Plan was amended to reflect the merger of the Wisconsin Gas Company Local 7-0018-1 Savings Plan into the Plan. Net assets totaling approximately $8,115,000 were transferred into the Plan.

The Plan was also amended in 2001 to reflect the merger out of the Plan of the Nuclear Management Company employees to the Nuclear Management Company 401(k) Savings Plan. Net assets totaling approximately $34,298,000 were transferred out of the Plan.

Contributions-

Contributions are subject to certain limitations of the Internal Revenue Code ("IRC"). Participants are allowed to make pre-tax and post-tax contributions of up to 20% of their base wages, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches 50% of the first 6% of wages as defined in the Plan.

Participant Accounts-

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations of Plan earnings are based on participant account balances in relation to total fund account balances as defined in the Plan. Earnings on investments are not taxed while such amounts accumulate in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting-

Participants are immediately vested in their contributions plus actual earnings thereon. Upon completion of one year of service, participants become 100% vested in the Company's matching contributions. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions.

Investment Options-

Participant contributions may be allocated, in whole percentages, to any of various investment options offered by the Plan. All employer contributions are initially invested in the Wisconsin Energy Corporation ("WEC") Common Stock Fund. Participants can then reinvest the employer contributions into other investment options. Participants may transfer funds between investment options on a daily basis.

The following investment options are available to all participants of the Plan:

The Fidelity Retirement Government Money Market Portfolio is a money market mutual fund that invests in U.S. government securities and repurchase agreements for those securities, and enters into reverse repurchase agreements. The fund seeks as high a level of current income as is consistent with the security of principal and liquidity.

The Blended Rate Income Fund (the "BRIF Fund") is a unitized stable value fund that invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities, including a money market fund. The fund's goal is to preserve investment principal while earning interest income.

The Fidelity U.S. Bond Index Fund is an index mutual fund that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

The Fidelity Balanced Fund, a balanced mutual fund, seeks to provide income and capital growth consistent with reasonable risk through an investment in stocks and investment-grade securities.

The Fidelity Equity-Income Fund, a growth and income mutual fund, seeks to provide reasonable income while considering the potential for capital appreciation. By investing at least 65% of its assets in income-producing equity securities, the fund also seeks to provide a yield that exceeds the yield of the securities in the Standard & Poor's ("S&P") 500 Index.

The U.S. Equity Index Commingled Fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans that invests primarily in the common stocks of the 500 companies that make up the S&P 500 Index. The fund's goal is to approximate the composition and total return of the S&P 500 Index.

The Fidelity Growth Company Fund is a growth mutual fund that seeks to increase the value of an investment over the long term through capital appreciation. The fund invests primarily in common stocks of domestic and foreign issuers.

The Fidelity Low-Priced Stock Fund is a growth mutual fund that seeks to provide capital appreciation by investing at least 65% of its assets in low-priced common stocks (those priced at or below $35 per share), primarily in small and medium-sized companies.

The Wisconsin Energy Corporation ("WEC") Common Stock Fund's goal is to increase the value of an investment over the long-term by investing in the common stock of the Company.

The Mutual Shares Fund Class Z is a growth mutual fund that invests primarily in securities considered by the manager to be undervalued. The fund seeks to increase the value of an investment through capital growth; income is a secondary objective of the fund.

The INVESCO Dynamics Fund is a growth mutual fund that seeks to increase the value of an investment over the long term through capital growth. The fund invests primarily in domestic common stocks of companies traded on both the U.S. securities exchanges and the over-the-counter (OTC) market – companies whose market capitalization is between $1 billion and $10 billion – but also has the flexibility to invest in other types of securities, including preferred stocks, convertible securities, and bonds.

The INVESCO Small Company Growth Fund, a growth mutual fund, seeks to increase the value of an investment over the long term through capital growth. The fund invests at least 65% of the fund's assets in stocks of companies with capitalizations of up to $1 billion ("small cap").

The Spartan Extended Market Index Fund is an index mutual fund that seeks to provide investment results that correspond to the total return of stocks of small to mid-cap U.S. companies. The fund invests at least 80% of its assets in common stocks included in the Wilshire 4500 index of mid- to small-capitalization U.S. companies.

The Spartan Total Market Index Fund is an index mutual fund seeking to provide investment results that correspond to the total return of a broad range of U.S. stocks. The fund invests at least 80% of its assets in common stocks included in the Wilshire 5000, an index representing the performance of a broad range of U.S. stocks.

The Fidelity Diversified International Fund that seeks capital growth through investment in foreign securities.

The Spartan International Index Fund is an international growth fund that seeks to provide investment results that correspond to the total return of foreign stock markets. The fund invests at least 80% of its assets in common stocks included in the Morgan Stanley Capital International Europe, Australasia, Far East Index, which represents the performance of foreign stock markets.

On November 2, 2001, the Strong Advisor Common Stock Fund Class Z became an investment option available to all participants of the Plan. This is a fund that seeks capital growth through investing at least 65% of assets in small and medium-capitalization firms believed to be under priced and with attractive growth prospects.

Benefit Payments-

The full value of a participant's account is distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $5,000. Distributions of participant account balances of $5,000 or greater are based on participant elections in accordance with the Plan provisions.

As the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Participant Loans-

Participants may borrow from their fund accounts up to the lesser of 50% of their account balance or $50,000, reduced by the highest outstanding loan balance over the past 12 months. Loans are repayable monthly over periods not to exceed five years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%.

All loans shall bear interest at a rate commensurate with the rate which would be charged by commercial lenders for similar loans as determined by the trustee. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 6.0% to 10.5% at December 31, 2001.

(2) Significant Accounting Policies-

Basis of Accounting-

The Plan's financial statements are prepared under the accrual basis of accounting. Benefit payments to participants who have requested withdrawals are reported as deductions from net assets when paid.

Income Recognition-

The Plan presents in the statements of changes in net assets available for plan benefits the net (depreciation) appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized (depreciation) appreciation on those investments.

Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses-

Substantially all administrative expenses of the Plan are paid by the Company, except for loan origination fees which are paid by the borrowing participant and charged against the fund from which the borrowings are made.

Use of Estimates-

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3) Investments-

Investments at December 31, 2000 were stated at fair market value through referenced to published market data by the Trustee. Participant loans were stated at the unpaid principal balance.

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2000 (in thousands):

WEC Common Stock, 4,766,005 shares	$107,533
Fidelity Equity Income Fund, 1,554,026 shares	83,032
Fidelity Growth Company Fund, 2,061,631 shares	147,262
Fidelity U.S. Equity Index Commingled Pool, 1,753,784 units	67,187

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by approximately $(23,343,000), as follows (in thousands):

Mutual Funds	$(33,021)
Collective Trust Fund	(6,591)
WEC Common Stock	16,269
	$(23,343)

For the period ended November 1, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by approximately $79,203,000, as follows (in thousands):

Mutual Funds	$(65,901)
Collective Trust Fund	(11,250)
WEC Common Stock	(2,052)
	$(79,203)

The Plan provides for investments in common stock, mutual funds, common collective funds, and a master trust. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonable that changes in the values of investments will occur in the near term.

(4) Investment in Master Trust-

Effective November 2, 2001 the Plan became a participant of the Wisconsin Energy Corporation Master Trust, along with the Wisconsin Gas Company Local 7-0018 Savings Plan and the Wisconsin Gas Company Local No. 7-0018-1 Savings Plan (prior to December 31, 2001) (the "Plans").

The investments of the Master Trust are stated at fair value, except for its investments in guaranteed investment contracts held in the BRIF Fund which are stated at contract value. Participant loans are stated at the outstanding principal balance. Shares of mutual funds and WEC common stock are valued at quoted market prices. Units of collective trust funds are valued at the market value determined by the trustee.

The fair market and contract value of the assets in the WEC Master Trust as of December 31, 2001 is as follows (in thousands):

Guaranteed Investment Contracts	$99,996
WEC Stock Fund	115,813
Common Stock Funds	363,130
Government Securities Mutual Funds	6,459
Corporate Debt Securities Mutual Funds	17,902
Loans Receivable from Participants	10,523
Total WEC Master Trust	$613,823

At December 31, 2001, the WEC Master Trust held 5,091,119 shares of WEC common stock. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

The Plan's investments in traditional guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF Fund are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The contract values and fair values of investment contracts as of December 31 are as follows (in thousands):

	2001		2000	
	Contract Value	Fair Value	Contract Value	Fair Value
Guaranteed Investment Contracts	$31,999	$32,791	$18,204	$19,126
Synthetic Guaranteed Investments Contracts	67,997	68,936	48,983	49,142
	$99,996	$101,727	$67,187	$68,268

Included in the fair value of synthetic guaranteed investment contracts as of December 31, 2001 and 2000 is $0 and $144, respectively, related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

The average yield for the Plan's investments in guaranteed investment contracts was 6.1% for the years ending December 31, 2001 and 2000. The crediting interest rate was 3.7% and 6.0% as of December 31, 2001 and 2000, respectively.

Allocation of the commingled WEC Master Trust assets to the WEC Plans is as follows at December 31, 2001 (in thousands):

	Assets	Percent
Wisconsin Energy Corporation Employee Retirement Savings Plan	$599,711	97.7%
Local No. 7-0018 Savings Plan	14,112	2.3
Total WEC Master Trust	$613,823	100.0%

Net WEC Master Trust income from commingled assets allocated to the WEC Plans for the period from November 2, 2001 to December 31, 2001 is as follows (in thousands):

Interest and Dividend Income	$4,143
Net Appreciation (Depreciation), by Type:	
WEC Common Stock Fund	1,733
Common Stock Funds	28,748
Corporate Debt Securities Funds	(523)
Total Net Appreciation	29,958
Total WEC Master Trust Income	$34,101

(5) Plan Termination-

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6) Tax Status-

The Internal Revenue Service has determined and informed the Company by a letter dated July 28, 1995, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Party-in-Interest Transactions-

The Master Trust invests in WEC common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by the Trustee, shares of employer securities, and participant loans. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

(8) Reconciliation to Form 5500-

As of December 31, 2001, the Plan had no pending distributions to participants who elected to withdraw from the Plan prior to year end. The Plan had approximately $252,000 of pending distributions as of December 31, 2000. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying statement of net assets available for plan benefits in accordance with generally accepted accounting principles.

Guaranteed investment contracts are recorded in the accompanying financial statements at contract value; however, they are recorded in the Plan's Form 5500 at fair value.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2001 (in thousands):

	Investment Income (Loss)	Benefits Paid	Net Assets Available for Plan Benefits
Per Financial Statements	$(34,114)	$23,391	$599,711
2000 Amounts Pending Distribution to Participants	-	(252)	-
2001 Difference Between Contract Value and Fair Value of Guaranteed Investment Contracts	513	-	1,594
Per Form 5500	$(33,601)	$23,139	$601,305

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2000 (in thousands):

	Benefits Payable to Participants	Investment Income	Benefits Paid	Net Assets Available for Plan Benefits
Per Financial Statements	$ -	$15,191	$30,480	$582,071
2000 Amounts Pending Distribution to Participants	252	-	252	(252)
2000 Difference Between Contract Value and Fair Value of Guaranteed Investment Contracts	-	1,081	-	1,081
Per Form 5500	$252	$16,272	$30,732	$582,900

ANDERSEN

SHURflo
401(k) Profit Sharing Plan

Financial Statements as of December 31, 2001 and 2000
Together with Report of Independent Public Accountants

SHURflo
401(k) Profit Sharing Plan

Financial Statements
December 31, 2001 and 2000

Table of Contents

ANDERSEN

Report of Independent Public Accountants

To the Plan Administrator for the
SHURflo 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the SHURflo 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of nonexempt transactions as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Nonexempt Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 2, 2002

SHURflo
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000
(In Thousands)

	2001	2000
Investments, at Fair Value:		
Investment in Master Trust	$17,909	$18,194
Total Investments	17,909	18,194
Receivables:		
Participant Contributions	-	25
Employer Contributions	254	266
Total Receivables	254	291
Net Assets Available for Plan Benefits	$18,163	$18,485

The accompanying notes to financial statements are an integral part of these statements.

SHURflo
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000
(In Thousands)

	2001	2000
Additions:		
Net Investment Loss of Master Trust	$(721)	$(156)
Contributions-		
Employer	418	436
Participant	1,232	1,301
Rollovers	91	83
Total Contributions	1,741	1,820
Total Additions	1,020	1,664
Deductions:		
Benefits Paid to Participants	1,329	1,104
Administrative Expenses	13	7
Total Deductions	1,342	1,111
Net (Decrease) Increase	(322)	553
Net Assets Available for Benefits:		
Beginning of Year	18,485	17,932
End of Year	$18,163	$18,485

The accompanying notes to financial statements are an integral part of these statements.

SHURflo
401(k) Profit Sharing Plan

Notes to Financial Statements
December 31, 2001 and 2000

(1) Description of Plan-

SHURflo (the "Company," a wholly owned subsidiary of WICOR Industries, Inc., a wholly owned subsidiary of WICOR, Inc.) established the SHURflo 401(k) Profit Sharing Plan (the "Plan"), a defined contribution profit sharing plan with a cash and 401(k) salary deferral arrangement. On April 26, 2000, WICOR, Inc. merged into and became a wholly owned subsidiary of Wisconsin Energy Corporation ("WEC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

All employees are eligible to participate in the cash and 401(k) salary deferral arrangement on the first enrollment date after employment. Participation in Company match and profit sharing contributions are available after six months and 1,000 hours of service.

Participants' deposits and Company contributions are made to the WICOR, Inc. Employees' Savings Plan Master Trust (the "Master Trust"), maintained by Marshall & Ilsley Trust Company (the "Trustee"). Funds are then invested by the Trustee according to the investment options selected by the participants, and managed in a manner consistent with the requirements of ERISA.

Deposits from the Plan along with the deposits from other participating plans are commingled in the Master Trust maintained by the Trustee. Allocation of assets to each of the plans participating in the Master Trust and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trust (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in market value of investment assets) is based on equity totals for each plan.

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Contributions-

Upon enrollment or reenrollment, each participant in the Plan can elect to make regular contributions by payroll deduction in whole percentages of at least 1%, but not more than 15% of a participant's defined compensation on a tax deferred basis subject to certain limitations of the Internal Revenue Code.

The Company matches voluntary participant contributions at a rate of 50% of the first 4% of the participant's compensation that is deferred up to a maximum of $500. In addition, the Company, at its discretion, may contribute a portion of its current profits. For the years ended December 31, 2001 and 2000, $254,000 and $260,000, respectively, in discretionary profit sharing contributions were allocated to the Plan.

Investment Options-

The participants' deposits and the Company's annual contributions are paid to the Trustee who invests the deposits within prescribed limitations into one or more of the following investment funds as directed (in whole percentages) by the participant:

A WICOR, Inc. Stock Fund consisting of WICOR, Inc. common stock purchased in the open market. As a result of the WICOR, Inc. merger with WEC, WICOR, Inc. common stock was delisted and ceased to trade in the open market. The Plan received $31.50 cash in exchange for each WICOR, Inc. share held at such time. All such funds were initially deposited into the Stable Value Fund. Participants then allocated the funds according to their investment elections.

A WEC Stock Fund under which participants can invest in the common stock of WEC to be acquired in open market transactions. This fund was available to participants beginning May 1, 2000.

A Stable Value Fund, consisting of the American Express Trust Income Fund I, invests in a diversified pool of insurance and bank investment contracts, synthetic GIC contracts and other short-term investments of varying maturity, size and yield.

An Intermediate Bond Fund, consisting of the Strong Government Securities Fund, invests primarily in U.S. government or other AAA rated securities.

A Balanced Fund, consisting of the Dodge & Cox Balanced Fund, invests in a diversified portfolio of stocks representing major economic sectors and areas with strong long-term profit potential, and investment-grade U.S. Treasury, mortgage-related and corporate bonds with varying maturities. The fund maintains a balance of no more than a 75% investment in stocks.

A Large Cap Equity Fund, consisting of the Invesco Trust Company Core Equity Fund, invests in stocks of large capitalization companies whose earnings are growing at above-average rates and in stocks considered undervalued. To limit risk, the fund is diversified among many stocks.

A Mid Cap Equity Fund, consisting of the Strong Common Stock Fund, invests in stocks of small and midcap companies that are well-managed and have sustainable growth prospects, but are selling at prices below their private market values.

An International Equity Fund, consisting of the Capital Guardian International (Non-U.S.) Equity Fund, invests primarily in stocks of strong, well-managed companies in Europe, Canada, Australia and the Far East.

An Aggressive Equity Fund, consisting of the PBHG Emerging Growth Fund, invests in domestic companies with market capitalization or annual sales of under $500 million that exhibit exceptional growth characteristics and have the potential for exceeding earnings expectations.

An Index Fund, consisting of the Northern Trust Collective Index Fund, invests primarily in the stocks included in the S&P 500 Index. The Index represents the large capitalization segment of U.S. Equity Markets.

In addition to the investment options described above, the Trustee may at its discretion temporarily invest any part of the amounts allocated to any fund either in short-term investments or in any common, pooled, diversified or consolidated fund within limitations specified in the Trust Agreement.

Vesting-

Plan benefits attributable to employee elective deferral contributions and Company discretionary contributions are fully vested at all times. Plan benefits attributable to regular Company matching contributions vest on a graduated scale. After two years of service, participants vest 20% per year of service and are 100% vested after seven years of service, with a provision for 100% vesting at the normal retirement date, death or permanent disability, as defined in the Plan.

If an employee is not 100% vested upon termination of employment, the part of the Employer Profit Sharing Account that is not vested will be transferred to a special "Forfeiture Account." The individual's right to the Forfeiture Account will depend on whether or not he or she is rehired by the Company and the terms of such reemployment. Forfeitures that occur are first used for reinstatements of Accounts of Reemployed Participants. Any remaining forfeiture amounts are applied as credits against future Employer Profit Sharing Contributions for other Plan Participants.

Benefit Payments-

Participants can withdraw their tax-deferred deposits if they have reached age 59½ or can demonstrate a verifiable "hardship", as defined by the Plan. Distributions from the WICOR, Inc. Stock Fund (prior to April 26, 2000) and the WEC Stock Fund (beginning May 1, 2000) can be made in cash or in stock.

Upon termination of employment from the Company, the participant will receive an amount equal to the current market value of their account balance. A terminating participant has the option of deferring the receipt of their account balance to no later than April 1 of the calendar year following the participant's attainment of age 70½.

Participant Loans-

The Plan provides loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years and are secured by the participant's vested account balance. Such loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

All loans shall bear interest at a rate commensurate with the rate which would be charged by commercial lenders for similar loans as determined by the trustee. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 6.0% to 10.5% at December 31, 2001.

(2) Accounting Policies-

Basis of Accounting-

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments to participants who have requested withdrawals are reported as deductions from net assets when paid. Certain reclassifications have been made to amounts reported in the previous year to conform to the current year's presentation.

Investments-

Investments of the Plan and the Master Trust, except for participant loans, are stated at fair market value as determined by the Trustee. Participant loans held in the Master Trust are stated at the outstanding principal balance.

The Master Trust provides for investments in mutual funds and stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Expenses-

Substantially all administrative expenses and certain investment management expenses of the Plan and Master Trust are paid by the Company. Loan origination fees are paid by the borrowing participant.

Accounting Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments in Master Trust-

The Plan is a participant in the Master Trust along with the Sta-Rite Incentive Savings Plan, and the Hypro Corporation 401(k) and Profit Sharing Plan (the "Plans"). Effective November 2, 2001, the Wisconsin Gas Company Employees' Savings Plan, the Wisconsin Gas Company Local No. 7-0018 Savings Plan, and the Wisconsin Gas Company Local No. 7-0018-1 Savings Plan moved out of the Master Trust and into the Wisconsin Energy Corporation Master Trust.

The fair market value of the assets in the Master Trust as of December 31, are as follows:

	December 31,	
	2001	2000
	(In Thousands)	
WEC Common Stock Fund*	$2,448	$5,375
Common Stock Funds	45,729	109,716
Government Securities Funds	5,517	7,188
Corporate Debt Securities Funds	20,215	46,186
Accrued Income	22	36
Loans Receivable from Participants	1,863	3,326
Brokers Payable	(375)	(383)
Total Master Trust	$75,419	$171,444

* Party-in-interest

The Master Trust held 103,911 shares of WEC common stock at December 31, 2001. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

Allocation of the commingled Master Trust assets to the Plans is as follows at December 31:

	2001		2000	
	Assets	Percent	Assets	Percent
	(In Thousands)			
Employees' Savings Plan	$ -	-%	$74,566	43.6%
Local No. 7-0018-1 Savings Plan	-	-	8,295	4.8
Local No. 7-0018 Savings Plan	-	-	14,292	8.3
Sta-Rite Industries Incentive Savings Plan	37,174	49.3	35,738	20.8
Hypro Corp. 401(k) and Profit Sharing Plan	20,336	27.0	20,359	11.9
SHURflo Corp. 401(k) Profit Sharing Plan	17,909	23.7	18,194	10.6
Total Master Trust	$75,419	100.0%	$171,444	100.0%

Net Master Trust loss from commingled assets allocated to the plans for the years ended December 31 is as follows:

	2001	2000
	(In Thousands)	
Interest Income	$264	$411
Dividend Income	954	1,044
Net (Depreciation) Appreciation, by Type:		
WEC Common Stock Fund	(156)	499
WICOR Common Stock Fund	-	3,607
Common Stock Funds	(11,431)	(9,308)
Government Securities Funds	394	382
Corporate Debt Securities Funds	849	2,462
Total Net Depreciation	(10,344)	(2,358)
Total Master Trust Loss	$(9,126)	$(903)

The Master Trust invests in a common collective fund that invests in guaranteed investment contracts ("GICs"). These GICs are fully benefit responsive and are reported at contract value, which approximates fair value, as determined by the trustee.

(4) Plan Termination-

Although it has not expressed any intent to do so, the Plan may be terminated at any time by action of the Company's Board of Directors subject to the provisions of ERISA. Upon termination, all contributions would become fully vested, and each participant's account balance would be paid in a lump sum payment.

(5) Tax Status-

The Plan has obtained a determination letter from the Internal Revenue Service dated December 27, 1994, approving the plan as qualified for tax-exempt status. In the opinion of Company management, the Plan, as subsequently amended, remains tax exempt.

(6) Party-In-Interest Transactions-

The Master Trust invested in common stock of WICOR, Inc. and currently invests in common stock of WEC. These are not considered prohibited transactions under statutory exemption by ERISA.

(7) <u>Nonexempt Transactions</u>-

For the year ended December 31, 2001, the Company's failure to remit participant contributions to the Plan by the 15th business day of the month following the month in which the contributions were withheld by the Company constituted a lending of such monies to the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in the supplemental schedule, Schedule G. The deemed loans were paid to the Plan on December 7, 2001. The interest has not yet been paid to the Plan.

(8) <u>Subsequent Events</u>-

Effective January 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

Effective January 3, 2002, the Plan changed trustees from M&I Trust Company to Fidelity Investments.

SHURflo
401(k) Profit Sharing Plan

Schedule G, Part III—Nonexempt Transactions
For the Year Ended December 31, 2001

Identity of Party Involved	Description of Transaction	Amount of Loan	Amount of Interest
SHURflo	Deemed loan to the Company dated September 25, 2001, maturity December 7, 2001, interest rate 7.66%.	$26,405	$2,024

The accompanying notes to financial statements are an integral part of this schedule.

ANDERSEN

Hypro Corporation
401(k) and Profit Sharing Plan

Financial Statements as of December 31, 2001 and 2000
Together with Report of Independent Public Accountants

Hypro Corporation
401(k) and Profit Sharing Plan

Financial Statements
December 31, 2001 and 2000

Table of Contents

ANDERSEN

Report of Independent Public Accountants

To the Plan Administrator for the
Hypro Corporation 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Hypro Corporation 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 2, 2002

Hypro Corporation
401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

(In Thousands)

	2001	2000
Assets:		
Investments, at Fair Value-		
Investment in Master Trust	$20,336	$20,359
Receivables-		
Employer Contributions	585	520
Total Assets	20,921	20,879
Accrued Liabilities	12	-
Net Assets Available for Benefits	$20,909	$20,879

The accompanying notes to financial statements are an integral part of these statements.

Hypro Corporation
401(k) and Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

(In Thousands)

	2001	2000
Additions:		
Net Investment Income of Master Trust	$113	$333
Contributions-		
Employer	585	511
Participant	593	549
Rollovers	70	250
Total Contributions	1,248	1,310
Interplan Transfers	-	3
Total Additions	1,361	1,646
Deductions:		
Benefits Paid to Participants	1,314	671
Administrative Expenses	17	9
Total Deductions	1,331	680
Net Increase	30	966
Net Assets Available for Benefits:		
Beginning of Year	20,879	19,913
End of Year	$20,909	$20,879

The accompanying notes to financial statements are an integral part of these statements.

Hypro Corporation
401(k) and Profit Sharing Plan

Notes to Financial Statements
December 31, 2001 and 2000

(1) Description of Plan-

Hypro Corporation (the "Company," a wholly owned subsidiary of WICOR Industries, Inc.) established the Hypro Corporation 401(k) and Profit Sharing Plan (the "Plan"), a defined contribution profit sharing plan with a cash and 401(k) salary deferral arrangement. On April 26, 2000, WICOR, Inc. merged into and became a wholly owned subsidiary of Wisconsin Energy Corporation ("WEC"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

All employees are eligible to participate in the cash and 401(k) salary deferral arrangement six months following their hire date. All employees who have completed one year of qualifying service, worked 1,000 hours, and are employed by the Company at the Plan year end are eligible to participate in the allocation of the Company's contributions. Effective February 1, 2000, employees of Precision Fitting and Valve, a wholly owned subsidiary of the Company, began participating in the Plan.

Participants' deposits and Company contributions are made to the WICOR, Inc. Employees' Savings Plan Master Trust (the "Master Trust"), maintained by Marshall & Ilsley Trust Company (the "Trustee"). Funds are then invested by the Trustee according to the investment options selected by the participants, and managed in a manner consistent with the requirements of ERISA.

Deposits from the Plan along with the deposits from other participating plans are commingled in the Master Trust maintained by the Trustee. Allocation of assets to each of the plans participating in the Master Trust and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trust (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in market value of investment assets) is based on equity totals for each plan.

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Contributions-

Upon enrollment or re-enrollment, each participant in the Plan can elect to make regular deposits by payroll deduction in whole percentages of at least 1% but not more than 15% of a participant's defined compensation on a tax deferred basis subject to certain limitations of the Internal Revenue Code.

Each year, the Company may make discretionary profit sharing contributions to the Plan for eligible participants for that Plan year. The Plan allows the Company to make two types of profit sharing contributions, Employer Profit Sharing Contributions and Special Profit Sharing Contributions. The Employer Contributions are subject to the Plan's vesting schedule while the Special Contributions are always 100% vested. The Employer Profit Sharing Contributions equaled 2.0% for both 2001 and 2000. The Special Profit Sharing Contributions equaled 4% for both 2001 and 2000.

Investment Options-

The participants' deposits and the Company's annual contributions are paid to the Trustee who invests the deposits within prescribed limitations into one or more of the following investment funds as directed (in whole percentages) by the participant:

A WICOR, Inc. Stock Fund consisting of WICOR, Inc. common stock purchased in the open market. As a result of the WICOR, Inc. merger with WEC, WICOR, Inc. common stock was delisted and ceased to trade in the open market. The Plan received $31.50 cash in exchange for each WICOR, Inc. share held at such time. All such funds were initially deposited into the Stable Value Fund. Participants then allocated the funds according to their investment elections.

A WEC Stock Fund under which participants can invest in the common stock of WEC to be acquired in open market transactions. This fund was available to participants beginning May 1, 2000.

A Stable Value Fund consisting of the American Express Trust Income Fund I, invests in a diversified pool of insurance and bank investment contracts, synthetic GIC contracts and other short-term investments of varying maturity, size and yield.

An Intermediate Bond Fund, consisting of the Strong Government Securities Fund, invests primarily in U.S. government or other AAA-rated securities.

A Balanced Fund, consisting of the Dodge & Cox Balanced Fund, invests in a diversified portfolio of stocks representing major economic sectors and areas with strong long-term profit potential, and investment-grade U.S. Treasury, mortgage-related and corporate bonds with varying maturities. The fund maintains a balance of no more than a 75% investment in stocks.

A Large Cap Equity Fund, consisting of the Invesco Trust Company Core Equity Fund, invests in stocks of large capitalization companies whose earnings are growing at above-average rates and in stocks considered undervalued. To limit risk, the fund is diversified among many stocks.

A Mid Cap Equity Fund, consisting of the Strong Common Stock Fund, invests in stocks of small and midcap companies that are well-managed and have sustainable growth prospects, but are selling at prices below their private market values.

An International Equity Fund, consisting of the Capital Guardian International (Non-U.S.) Equity Fund, invests primarily in stocks of strong, well-managed companies in Europe, Canada, Australia and the Far East.

An Aggressive Equity Fund, consisting of the PBHG Emerging Growth Fund, invests in domestic companies with market capitalization or annual sales of under $500 million that exhibit exceptional growth characteristics and have the potential for exceeding earnings expectations.

An Index Fund, consisting of the Northern Trust Collective Index Fund, invests primarily in the stocks included in the S&P 500 index. The index represents the large capitalization segment of U.S. equity markets.

In addition to the investment options described above, the Trustee may at its discretion temporarily invest any part of the amounts allocated to any fund either in short-term investments or in any common, pooled, diversified or consolidated fund within limitations specified in the Trust Agreement.

Vesting-

Plan benefits attributable to employee elective deferral contributions and Special Profit Sharing Contributions are fully vested at all times. Plan benefits attributable to Employer Profit Sharing Contributions vest on a graduated scale to 100% after 7 years of service, with a provision for 100% vesting at the normal retirement date, death or permanent disability, as defined in the Plan. Participants vest in their accrued benefits according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	10%
2 but less than 3	20%
3 but less than 4	30%
4 but less than 5	40%
5 but less than 6	60%
6 but less that 7	80%
7 or more	100%

If an employee is not 100% vested upon termination of employment, the part of the Employer Profit Sharing Account that is not vested will be transferred to a special "Forfeiture Account." The individual's right to the Forfeiture Account will depend on whether or not he or she is rehired by the Company and the terms of such reemployment. Forfeitures that occur are first used for reinstatements of Accounts of Reemployed Participants. Any remaining forfeiture amounts are applied as credits against future Employer Profit Sharing Contributions for other Plan Participants.

Benefit Payments-

Participants can withdraw their tax-deferred deposits but only if the participants have reached age 59½. Distributions from the WICOR, Inc. Stock Fund (prior to April 26, 2000) and the WEC Stock Fund (beginning May 1, 2000) can be made in cash or stock.

Upon termination of employment from the Company, the participant will receive an amount equal to the current market value of their account balance. A terminating participant has the option of deferring the receipt of their account balance to no later than April 1 of the calendar year following their attainment of age 70½.

Participant Loans-

The Plan provides loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 25 percent of their vested account balance. Loan terms range from one to five years for general purpose loans and one to fifteen years for residential purpose loans and are secured by the participant's vested account balance. Such loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

All loans shall bear interest at a rate commensurate with the rate which would be charged by commercial lenders for similar loans as determined by the trustee. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5.5% to 9.5% at December 31, 2001.

(2) Accounting Policies-

Basis of Accounting-

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments to participants who have requested withdrawals are reported as deductions from net assets when paid. Certain reclassifications have been made to amounts reported in previous years to conform to the current year's presentation.

Investments-

Investments of the Plan and the Master Trust, except for participant loans, are stated at fair market value as determined by the Trustee. Participant loans held in the Master Trust are stated at the outstanding principal balance.

The Master Trust provides for investment in mutual funds and stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Expenses-

Substantially all administrative expenses and certain investment management expenses of the Plan and Master Trust are paid by the Company. Loan origination fees are paid by the borrowing participant.

Accounting Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments in Master Trust-

The Plan is a participant in the Master Trust along with the Sta-Rite Incentive Savings Plan, and the SHURflo 401(k) Profit Sharing Plan (the "Plans"). Effective November 2, 2001, the Wisconsin Gas Company Employees' Savings Plan, the Wisconsin Gas Company Local No. 7-0018-1 Savings Plan, and the Wisconsin Gas Company Local No. 7-0018 Savings Plan moved out of the Master Trust and into the Wisconsin Energy Corporation Master Trust.

The fair market value of the assets in the Master Trust as of December 31 are as follows:

	2001	2000
	(In Thousands)	
WEC Common Stock Fund*	$2,448	$5,375
Common Stock Funds	45,729	109,716
Government Securities Funds	5,517	7,188
Corporate Debt Securities Funds	20,215	46,186
Accrued Income	22	36
Loans Receivable from Participants	1,863	3,326
Brokers Payable	(375)	(383)
Total Master Trust	$75,419	$171,444

* Party-in-interest

At December 31, 2001, the Master Trust held 103,911 shares of WEC common stock. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

Allocation of the commingled Master Trust assets to the Plans is as follows at December 31:

	2001		2000	
	Assets	Percent	Assets	Percent
	(In Thousands)			
Employees' Savings Plan	$ -	-%	$74,566	43.6%
Local No. 7-0018-1 Savings Plan	-	-	8,295	4.8
Local No. 7-0018 Savings Plan	-	-	14,292	8.3
Sta-Rite Industries Incentive Savings Plan	37,174	49.3	35,738	20.8
Hypro Corp. 401(k) and Profit Sharing Plan	20,336	27.0	20,359	11.9
SHURflo 401(k) Profit Sharing Plan	17,909	23.7	18,194	10.6
Total Master Trust	$75,419	100.0%	$171,444	100.0%

Net Master Trust loss from commingled assets allocated to the plans for the years ended December 31 is as follows:

	2001	2000
	(In Thousands)	
Interest Income	$264	$411
Dividend Income	954	1,044
Net (Depreciation) Appreciation, by Type:		
WEC Common Stock Fund	(156)	499
WICOR Common Stock Fund	-	3,607
Common Stock Funds	(11,431)	(9,308)
Government Securities Funds	394	382
Corporate Debt Securities Funds	849	2,462
Total Net Depreciation	(10,344)	(2,358)
Total Master Trust Loss	$(9,126)	$(903)

The Master Trust invests in a common collective fund that invests in guaranteed investment contracts ("GICs"). These GICs are fully benefit responsive and are reported at contract value, which approximates fair value, as determined by the trustee.

(4) Interplan Transfers-

If a participant transfers to a position eligible for another plan participating in the Master Trust, the participant's account is transferred to that plan.

(5) Plan Termination-

Although it has not expressed any intent to do so, the Plan may be terminated at any time by action of the Company's Board of Directors subject to the provisions of ERISA. Upon termination, all contributions would become fully vested, and each participant's account balance would be paid in a lump sum payment.

(6) Tax Status-

The Plan has obtained a determination letter from the Internal Revenue Service dated January 14, 1999, approving the Plan as qualified for tax-exempt status. In the opinion of Company management, the Plan, as subsequently amended, remains tax-exempt.

(7) Party-in-Interest Transactions-

The Master Trust invested in common stock of WICOR, Inc. and currently invests in common stock of WEC. These are not considered prohibited transactions under statutory exemption by ERISA.

(8) Subsequent Event-

Effective January 3, 2002, the Plan changed trustees from M&I Trust Company to Fidelity Investments.

Effective January 1, 2002, the Plan was amended to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). In addition, as of January 1, 2002, employees will be eligible to participate in the Plan on the first day of the month following the month in which they complete 30 days of employment.

The Company failed the Average Deferral Percentage Test and will be remitting approximately $12,000 back to participants.

ANDERSEN

Sta-Rite Industries Incentive Savings Plan

Financial Statements as of December 31, 2001 and 2000 Together with Report of Independent Public Accountants

Sta-Rite Industries
Incentive Savings Plan

Financial Statements
December 31, 2001 and 2000

Table of Contents

ANDERSEN

Report of Independent Public Accountants

To the Plan Administrator of the
Sta-Rite Industries Incentive Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sta-Rite Industries Incentive Savings Plan (the "Plan") as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of nonexempt transactions as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Nonexempt Transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 2, 2002

Sta-Rite Industries
Incentive Savings Plan

Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

(In Thousands)

	2001	2000
Investments, at Fair Value:		
Investment in Master Trust	$37,174	$35,738
Cash and Money Market Funds	-	43
Common Stocks	-	938
Mutual Funds	-	261
Participant Loans	-	11
Total Investments	37,174	36,991
Receivables:		
Participant Contributions	173	234
Employer Contributions	175	141
Total Receivables	348	375
Net Assets Available for Benefits	$37,522	$37,366

The accompanying notes to financial statements are an integral part of these statements.

Sta-Rite Industries
Incentive Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

(In Thousands)

	2001	2000
Additions:		
Net Investment Loss of Master Trust	$(827)	$(500)
Net Depreciation in Fair Value of Investments	(132)	-
Total Investment Loss	(959)	(500)
Contributions-		
Employer	1,007	599
Participant	2,543	2,483
Rollovers	85	217
Total Contributions	3,635	3,299
Interplan Transfers	215	(161)
Total Additions	2,891	2,638
Deductions:		
Benefits Paid to Participants	2,691	3,105
Administrative Expenses	44	14
Total Deductions	2,735	3,119
Net Increase (Decrease) before Plan Mergers	156	(481)
Transfers from Plan Mergers (Note 8)	-	1,439
Net Increase	156	958
Net Assets Available for Benefits:		
Beginning of Year	37,366	36,408
End of Year	$37,522	$37,366

The accompanying notes to financial statements are an integral part of these statements

Sta-Rite Industries
Incentive Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000

(1) Description of Plan-

Sta-Rite Industries (the "Company"), a wholly owned subsidiary of WICOR Industries Inc., a wholly owned subsidiary of WICOR, Inc. ("WICOR"), established the Sta-Rite Industries, Incentive Savings Plan (the "Plan"). On April 26, 2000, WICOR merged into and became a wholly owned subsidiary of Wisconsin Energy Corporation ("WEC"). The Plan is a qualified cash or deferred income arrangement as provided for by Section 401(k) of the Internal Revenue Code and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

Each employee of the Company and participating company subsidiaries is eligible to participate as of the later of the date of hire or the attainment of eighteen years of age.

Participant and Company contributions are made to the WICOR, Inc. Employees' Savings Plan Master Trust (the "Master Trust"), maintained by Marshall & Ilsley Trust Company (the "Trustee"). Funds are then invested by the Trustee according to the investment options selected by the participants, and managed in a manner consistent with the requirements of ERISA.

Deposits from the Plan along with the deposits from other participating plans are commingled in the Master Trust maintained by the Trustee. Allocation of assets to each of the plans participating in the Master Trust and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the Master Trust (interest and dividends, net gain or loss on investments sold and unrealized appreciation or depreciation in market value of investment assets) is based on equity totals for each plan.

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Contributions-

Plan provisions provide for both "Basic" and "Supplemental" contributions to be made at the employee's election. Basic contributions are tax-deferred contributions which may be any whole percentage of a participant's compensation, up to a maximum of 12%. Supplemental contributions are after-tax contributions which may be any whole percentage of a participant's compensation up to 8%.

Each Plan year, the Company is required to make quarterly "Incentive" contributions to the Plan that are calculated as a percentage of the employee's basic contributions based on the Company's return on assets for the year. The minimum Company contribution is 50% of employee basic contributions (given a return on assets of less than 9%). Employer contributions were 60% and 50% of employee basic deposits for 2001 and 2000, respectively. The incentive contribution for each participant is based on a maximum basic contribution of 4% of compensation.

Investment Options-

The participants' monthly deposits and the Company's quarterly contributions are paid to the Trustee who invests them within prescribed limitations into one or more of the following investment funds as directed (in whole percentages) by the participant:

A WEC Stock Fund under which participants can invest in the common stock of WEC to be acquired in open market transactions. This fund was available to participants after May 1, 2000.

A Stable Value Fund, consisting of the American Express Trust Income Fund I, invests in a diversified pool of insurance and bank investment contracts, synthetic GIC contracts and other short-term investments of varying maturity, size and yield.

An Intermediate Bond Fund, consisting of the Strong Government Securities Fund, invests primarily in U.S. government or other AAA rated securities.

A Balanced Fund, consisting of the Dodge & Cox Balanced Fund, invests in a diversified portfolio of stocks representing major economic sectors and areas with strong long-term profit potential, and investment-grade U.S. Treasury, mortgage-related and corporate bonds with varying maturities. The fund maintains a balance of no more than a 75% investment in stocks.

A Large Cap Equity Fund, consisting of the Invesco Trust Company Core Equity Fund, invests in stocks of large capitalization companies whose earnings are growing at above-average rates and in stocks considered undervalued. To limit risk, the fund is diversified among many stocks.

A Mid Cap Equity Fund, consisting of the Strong Common Stock Fund, invests in stocks of small and midcap companies that are well-managed and have sustainable growth prospects, but are selling at prices below their private market values.

An International Equity Fund, consisting of the Capital Guardian International (Non-U.S.) Equity Fund, invests primarily in stocks of strong, well-managed companies in Europe, Canada, Australia and the Far East.

An Aggressive Equity Fund, consisting of the PBHG Emerging Growth Fund, invests in domestic companies with market capitalization or annual sales of under $500 million that exhibit exceptional growth characteristics and have the potential for exceeding earnings expectations.

An Index Fund, consisting of the Northern Trust Collective Index Fund, invests primarily in the stocks included in the S&P 500 index. The index represents the large capitalization segment of U.S. equity markets.

In addition to the investment options described above, the Trustee may at its discretion temporarily invest any part of the amounts allocated to any fund either in short-term investments or in any common, pooled, diversified or consolidated fund within limitations specified in the Trust Agreement.

Vesting-

A participant is at all times fully vested in, and has a nonforfeitable right to his or her contributions. Participants vest in employer contributions 20% per year of service and are 100% vested after five years of service.

If a participant account is not vested when employment is terminated, such account shall continue to share in allocations until the last day of the next Plan year, where upon such amounts shall be forfeited and used to reduce the incentive contributions by the Company. Forfeitures were $10,843 for the year ended December 31, 2001.

If a participant account is not vested when employment is terminated, such account shall continue to share in allocations until the last day of the next Plan year, where upon such amounts shall be forfeited and used to reduce the incentive contributions by the Company. Forfeitures were $10,843 for the year ended December 31, 2001.

Benefit Payments-

Every year, participants can withdraw the lesser of (1) the value of their non tax-deferred deposits, or (2) the amount of non tax-deferred contributions they have contributed. Tax-deferred contributions can also be distributed, but only if the participants have reached age 59½ or can demonstrate a verifiable "hardship" as defined in the Plan. Participant's account balances are distributed in a lump sum following resignation, retirement or death as directed by the participant and/or the participants' beneficiary. Distributions from the WICOR, Inc. Stock Fund (prior to April 26, 2000) and the WEC Stock Fund (beginning May 1, 2000) can be made in cash or stock.

Participant Loans-

The Plan provides loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years and are secured by the participant's vested account balance. Principal and interest are paid ratably through payroll deductions.

All loans shall bear interest at a rate commensurate with the rate which would be charged by commercial lenders for similar loans as determined by the trustee. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 5.0% to 11.5% at December 31, 2001.

(2) Accounting Policies-

Basis of Accounting-

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments to participants who have requested withdrawals are reported as deductions to net assets when paid. Certain reclassifications have been made to amounts reported in previous years to conform to the current year's presentation.

Investments-

Investments of the Plan and Master Trust, except for participant loans, are stated at fair market value as determined by the Trustee. Participant loans held in the Master Trust are stated at the outstanding principal balance.

The Master Trust provides for investment in mutual funds and stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

During 2001, investments (including gains and losses on investments bought and sold, as well as held during the year) held outside the master trust depreciated in value by approximately $132,000 as follows (in thousands):

Mutual Funds	$(25)
Common Stock	(107)
	$132

Expenses-

Substantially all administrative expenses and certain investment management expenses of the Plan and Master Trust are paid by the Company. Loan origination fees are paid by the borrowing participant.

Accounting Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments in Master Trust-

The Plan is a participant in the Master Trust along with the Hypro Corporation 401(k) and Profit Sharing Plan, and the SHURflo 401(k) Profit Sharing Plan (the "Plans"). Effective November 2, 2001, the Wisconsin Gas Company Employees' Savings Plan, the Wisconsin Gas Company Local No. 7-0018 Savings Plan, and the Wisconsin Gas Company Local 7-0018-1 Savings Plan moved out of the Master Trust and into the Wisconsin Energy Corporation Master Trust.

The market value of the assets in the Master Trust as of December 31 are as follows:

	2001	2000
	(In Thousands)	
WEC Common Stock Fund*	$2,448	$5,375
Common Stock Funds	45,729	109,716
Government Securities Funds	5,517	7,188
Corporate Debt Securities Funds	20,215	46,186
Accrued Income	22	36
Loans Receivable from Participants	1,863	3,326
Brokers Payable	(375)	(383)
Total Master Trust	$75,419	$171,444

*Party-in-interest

At December 31, 2001, the Master Trust held 103,911 shares of WEC common stock. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

Allocation of the commingled Master Trust assets to the Plans is as follows at December 31:

	2001		2000	
	Assets	Percent	Assets	Percent
	(In Thousands)			
Employees' Savings Plan	$ -	-%	$74,566	43.6%
Local No. 7-0018-1 Savings Plan	-	-	8,295	4.8
Local No. 7-0018 Savings Plan	-	-	14,292	8.3
Sta-Rite Industries Incentive Savings Plan	37,174	49.3	35,738	20.8
Hypro Corp. 401(k) and Profit Sharing Plan	20,336	27.0	20,359	11.9
SHURflo 401(k) Profit Sharing Plan	17,909	23.7	18,194	10.6
Total Master Trust	$75,419	100.0%	$171,444	100.0%

Net Master Trust loss from commingled assets allocated to the Plans for the years ended December 31 is as follows:

	2001	2000
	(In Thousands)	
Interest Income	$264	$411
Dividend Income	954	1,044
Net (Depreciation) Appreciation, by Type:		
WEC Common Stock Fund	(156)	499
WICOR Common Stock Fund	-	3,607
Common Stock Funds	(11,431)	(9,308)
Government Securities Funds	394	382
Corporate Debt Securities Funds	849	2,462
Total Net Depreciation	(10,344)	(2,358)
Total Master Trust Loss	$(9,126)	$(903)

The Master Trust invests in a common collective fund that invests in guaranteed investment contracts ("GICs"). These GICs are fully benefit responsive and are reported at contract value, which approximates fair value, as determined by the Trustee.

(4) Interplan Transfers-

If a participant transfers to a position eligible for another plan participating in the Master Trust, the participant's account is transferred to that plan.

(5) Plan Termination-

Although it has not expressed any intent to do so, the Plan may be terminated at any time by action of the Company's Board of Directors subject to the provisions of ERISA. Upon termination, all contributions would become fully vested, and each participant's account balance would be paid in a lump sum payment.

(6) Tax Status-

The Plan has obtained a determination letter from the Internal Revenue Service dated February 13, 1996, approving the Plan as qualified for tax exempt status. In the opinion of Company management, the Plan, as subsequently amended, remains tax exempt.

(7) Party-in-Interest Transactions-

The Master Trust invested in common stock of WICOR, Inc. and currently invests in WEC common stock. These are not considered prohibited transactions under statutory exemption by ERISA.

(8) Plan Mergers-

Effective July 1, 2000, the Sta-Rite Industries, Inc. 401(k) and Profit Sharing Plan (the "Sta-Rite Plan") merged into the Plan. Assets of approximately $179,000 were transferred from the Sta-Rite Plan.

Effective December 31, 2000, the Fibredyne, Inc. Profit Sharing Plan (the "Fibredyne Plan") merged into the Plan. Assets of approximately $1,260,000 were transferred from the Fibredyne Plan.

(9) Nonexempt Transactions-

For the year ended December 31, 2001, the Company's failure to remit participant contributions to the Plan by the 15th business day of the month following the month in which the contributions were withheld by the Company constituted a lending of such monies to the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in the supplemental schedule, Schedule G. The deemed loans were paid to the Plan on October 26, 2001. The interest has not yet been paid to the Plan.

(10) Subsequent Event-

Effective January 10, 2002, the Plan changed trustees from M&I Trust Company to Fidelity Investments.

Effective January 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

Sta-Rite Industries
Incentive Savings Plan

Schedule G, Part III—Nonexempt Transactions
For the Year Ended December 31, 2001

Identity of Party Involved	Description of Transaction	Amount of Loan	Amount of Interest
Sta-Rite Industries	Deemed loan to the Company dated October 4, 2001, maturity October 25, 2001, interest rate 7.3%.	$98,527	$7,192

The accompanying notes to financial statements are an integral part of this schedule.

ANDERSEN

Wisconsin Gas Company
Local No. 7-0018 Savings Plan

Financial Statements as of December 31, 2001 and 2000 Together with Report of Independent Public Accountants

Wisconsin Gas Company
Local No. 7-0018 Savings Plan

Financial Statements
December 31, 2001 and 2000

Table of Contents

ANDERSEN

Report of Independent Public Accountants

To the Plan Administrator of the
Wisconsin Gas Company
Local No. 7-0018 Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Wisconsin Gas Company Local No. 7-0018 Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 2, 2002

Wisconsin Gas Company
Local No. 7-0018 Savings Plan

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000
(In Thousands)

	2001	2000
Investments:		
Investment in WEC Master Trust, at Fair Value	$14,112	$ -
Investment in WICOR Master Trust, at Fair Value	-	14,292
Total Investments	14,112	14,292
Receivables:		
Participant Contributions	-	89
Net Assets Available for Plan Benefits	$14,112	$14,381

The accompanying notes to financial statements are an integral part of these statements.

Wisconsin Gas Company
Local No. 7-0018 Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2001 and 2000
(In Thousands)

	2001	2000
Additions:		
Participant Contributions	$910	$855
Rollover	46	3
Total Additions	956	858
Deductions:		
Net Investment Loss of Master Trust	(684)	(45)
Benefits Paid to Participants	(440)	(1,257)
Interplan Transfers	(85)	(327)
Administrative Expenses	(16)	-
Total Deductions	(1,225)	(1,629)
Net Decrease	(269)	(771)
Net Assets Available for Plan Benefits:		
Beginning of Year	14,381	15,152
End of Year	$14,112	$14,381

The accompanying notes to financial statements are an integral part of these statements.

Wisconsin Gas Company
Local No. 7-0018 Savings Plan

Notes to Financial Statements
December 31, 2001 and 2000

(1) Description of the Plan-

The following description of the Wisconsin Gas Company Local No. 7-0018 Savings Plan (the "Plan"), is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

The Plan is a defined contribution plan for eligible former employees of the Wisconsin Gas Company (the "Company"), a wholly owned subsidiary of WICOR, Inc. ("WICOR"), who are members of or are represented by Local No. 7-0018, Oil, Chemical and Atomic Workers, International Union, AFL-CIO. On April 26, 2000, WICOR merged into and became a wholly owned subsidiary of Wisconsin Energy Corporation ("WEC"). The Plan is a qualified cash or deferred income arrangement as provided for by Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Each employee of WICOR who is covered by the collective bargaining agreement between the Company and Local No. 7-0018 may, upon completion of the probationary period, elect to participate in the Plan on the first day of any month following the month he or she meets the eligibility requirements.

Until November 2, 2001, participant contributions were made to the WICOR, Inc. Employees' Savings Plan Master Trust (the "WICOR Master Trust"), maintained by Marshall & Ilsley Trust Company (the "Former Trustee"). On November 2, 2001, the Wisconsin Energy Corporation Master Trust (the "WEC Master Trust") was created, maintained by Fidelity Management Trust Company (the "Current Trustee"). All contributions made on November 2, 2001 and thereafter are made to the WEC Master Trust. Funds are invested by the Current Trustee according to the investment options selected by the participants, and managed in a manner consistent with the requirements of ERISA. The Plan has no employer contributions.

Deposits from the Plan along with the deposits from other participating plans are commingled in the WEC Master Trust maintained by the Current Trustee. Allocation of assets to each of the plans participating in the WEC Master Trust and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment income of the WEC Master Trust (interest and dividend income, net gain or loss on investments sold and unrealized appreciation or depreciation in market value of investment assets) is based on equity totals for each plan.

Contributions-

Upon enrollment or reenrollment, each participant in the Plan may elect to make regular deposits by payroll deduction in whole percentages of at least 1% but not more than 16% of a participant's defined compensation on a tax deferred basis subject to certain limitations provided by the Internal Revenue Code.

Investment Options-

The participants' deposits are paid weekly to the Trustee who invests the deposits within prescribed limitations into one or more investment funds as directed (in whole percentages) by the participant.

The following investment options were available to all participants of the Plan prior to November 2, 2001:

A WEC Stock Fund under which participants can invest in the common stock of WEC to be acquired in open market transactions. This fund was available to participants beginning May 1, 2000.

A Stable Value Fund, consisting of the American Express Trust Income Fund I, invests in a diversified pool of insurance and bank investment contracts, synthetic GIC contracts and other short-term investments of varying maturity, size and yield.

An Intermediate Bond Fund, consisting of the Strong Government Securities Fund, invests primarily in U.S. government or other AAA rated securities.

A Balanced Fund, consisting of the Dodge & Cox Balanced Fund, invests in a diversified portfolio of stocks representing major economic sectors and areas with strong long-term profit potential, and investment-grade U.S. Treasury, mortgage-related and corporate bonds with varying maturities. The fund maintains a balance of no more than a 75% investment in stocks.

A Large Cap Equity Fund, consisting of the Invesco Trust Company Core Equity Fund, invests in stocks of large capitalization companies whose earnings are growing at above-average rates and in stocks considered undervalued. To limit risk, the fund is diversified among many stocks.

A Mid Cap Equity Fund, consisting of the Strong Common Stock Fund, invests in stocks of small and midcap companies that are well managed and have sustainable growth prospects, but are selling at prices below their private market values.

An International Equity Fund, consisting of the Capital Guardian International (Non-U.S.) Equity Fund, invests primarily in stocks of strong, well-managed companies in Europe, Canada, Australia and the Far East.

An Aggressive Equity Fund, consisting of the PBHG Emerging Growth Fund, invests in domestic companies with market capitalization or annual sales of under $500 million that exhibit exceptional growth characteristics and have the potential for exceeding earnings expectations.

An Index Fund, consisting of the Northern Trust Collective Index Fund, invests primarily in the stocks included in the S&P 500 Index. The Index represents the large capitalization segment of U.S. Equity Markets.

The following investment options are available to all participants of the Plan subsequent to November 1, 2001:

The Fidelity Retirement Government Money Market Portfolio is a money market mutual fund that invests in U.S. government securities and repurchase agreements for those securities, and enters into reverse repurchase agreements. The fund seeks as high a level of current income as is consistent with the security of principal and liquidity.

The Blended Rate Income Fund (the "BRIF Fund") is a unitized stable value fund that invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities, including a money market fund. The fund's goal is to preserve investment principal while earning interest income.

The Fidelity U.S. Bond Index Fund is an index mutual fund that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

The Fidelity Balanced Fund, a balanced mutual fund, seeks to provide income and capital growth consistent with reasonable risk through an investment in stocks and investment-grade securities.

The Fidelity Equity-Income Fund, a growth and income mutual fund, seeks to provide reasonable income while considering the potential for capital appreciation. By investing at least 65% of its assets in income-producing equity securities, the fund also seeks to provide a yield that exceeds the yield of the securities in the Standard & Poor's ("S&P") 500 Index.

The U.S. Equity Index Commingled Fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans that invests primarily in the common stocks of the 500 companies that make up the S&P 500 Index. The fund's goal is to approximate the composition and total return of the S&P 500 Index.

The Fidelity Growth Company Fund is a growth mutual fund that seeks to increase the value of an investment over the long term through capital appreciation. The fund invests primarily in common stocks of domestic and foreign issuers.

The Fidelity Low-Priced Stock Fund is a growth mutual fund that seeks to provide capital appreciation by investing at least 65% of its assets in low-priced common stocks (those priced at or below $35 per share), primarily in small and medium-sized companies.

The Wisconsin Energy Corporation ("WEC") Common Stock Fund's goal is to increase the value of an investment over the long-term by investing in the common stock of WEC.

The Mutual Shares Fund Class Z is a growth mutual fund that invests primarily in securities considered by the manager to be undervalued. The fund seeks to increase the value of an investment through capital growth; income is a secondary objective of the fund.

The INVESCO Dynamics Fund is a growth mutual fund that seeks to increase the value of an investment over the long term through capital growth. The fund invests primarily in domestic common stocks of companies traded on both the U.S. securities exchanges and the over-the-counter (OTC) market – companies whose market capitalization is between $1 billion and $10 billion – but also has the flexibility to invest in other types of securities, including preferred stocks, convertible securities, and bonds.

The INVESCO Small Company Growth Fund, a growth mutual fund, seeks to increase the value of an investment over the long term through capital growth. The fund invests at least 65% of the fund's assets in stocks of companies with capitalizations of up to $1 billion ("small cap").

The Spartan Extended Market Index Fund is an index mutual fund that seeks to provide investment results that correspond to the total return of stocks of small to mid-cap U.S. companies. The fund invests at least 80% of its assets in common stocks included in the Wilshire 4500 index of mid- to small-capitalization U.S. companies.

The Spartan Total Market Index Fund is an index mutual fund seeking to provide investment results that correspond to the total return of a broad range of U.S. stocks. The fund invests at least 80% of its assets in common stocks included in the Wilshire 5000, an index representing the performance of a broad range of U.S. stocks.

The Fidelity Diversified International Fund that seeks capital growth through investment in foreign securities.

The Spartan International Index Fund is an international growth fund that seeks to provide investment results that correspond to the total return of foreign stock markets. The fund invests at least 80% of its assets in common stocks included in the Morgan Stanley Capital International Europe, Australasia, Far East Index, which represents the performance of foreign stock markets.

The Strong Advisor Common Stock Fund Class Z is a fund that seeks capital growth through investing at least 65% of assets in small and medium-capitalization firms believed to be under priced and with attractive growth prospects.

In addition to the investment options described above, the Trustee may at its discretion temporarily invest any part of the amounts allocated to any fund either in short-term investments or in any common, pooled, diversified or consolidated fund within limitations specified in the Trust Agreement.

Vesting-

Each participant's account is 100% vested at all times.

Benefit Payments-

Participants can withdraw their tax-deferred deposits but only if the participants have reached age 59½ or can demonstrate a verifiable "hardship" as defined by the Plan. Distributions from the WICOR, Inc. Stock Fund (prior to April 26, 2000) and the WEC Stock Fund (beginning May 1, 2000) can be made in cash or in stock.

Upon termination of employment from the Company, the participant receives amounts equal to the current market value of the participant account balance. A terminating participant has the option of deferring the receipt of their participant balance to no later than March 1 of the calendar year following the participant's attainment of age 65.

Participant Loans-

The Plan provides loans to participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years and are secured by the participant's vested account balance. Such loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 6.0% to 10.5% at December 31, 2001.

(2) Accounting Policies-

Basis of Accounting-

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments to participants who have requested withdrawals are reported as deductions from net assets when paid. Certain reclassifications have been made to amounts reported in previous years to conform to the current year's presentation.

Investments-

Investments of the WICOR Master Trust and the WEC Master Trust, except for participant loans, are stated at fair market value as determined by the Trustee. Participant loans held in the Master Trust are stated at the outstanding principal balance.

Expenses-

Substantially all administrative expenses and certain investment management expenses of the Plan and Master Trust are paid by the Company. Loan origination fees are paid by the borrowing participant.

Accounting Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments in Master Trusts-

The Plan was a participant in the WICOR Master Trust prior to November 2, 2001 along with the Wisconsin Gas Company Employees' Savings Plan, the Wisconsin Gas Company Local No. 7-0018-1 Savings Plan, the Sta-Rite Industries Incentive Savings Plan, the Hypro Corporation 401(k) and Profit Sharing Plan, and the SHURflo 401(k) and Profit Sharing Plan (the "Plans").

The fair market value of the assets in the WICOR Master Trust as of December 31, 2000 was as follows (in thousands):

WEC Stock Fund	$5,375
Common Stock Funds	109,716
Government Securities Mutual Funds	7,188
Corporate Debt Securities Mutual Funds	46,186
Accrued Income	36
Loans Receivable from Participants	3,326
Brokers Payable	(383)
Total WICOR Master Trust	$171,444

At December 31, 2000, the WICOR Master Trust held 230,251 shares of WEC common stock. Allocation of the commingled WICOR Master Trust assets to the Plans was as follows at December 31, 2000 (in thousands):

	Assets	Percent
Employees' Savings Plan	$74,566	43.6%
Local No. 7-0018-1 Savings Plan	8,295	4.8
Local No. 7-0018 Savings Plan	14,292	8.3
Sta-Rite Industries Incentive Savings Plan	35,738	20.8
Hypro Corp. 401(k) and Profit Sharing Plan	20,359	11.9
SHURflo 401(k) Profit Sharing Plan	18,194	10.6
Total WICOR Master Trust	$171,444	100.0%

Net WICOR Master Trust loss from commingled assets allocated to the Plans for the period ended November 2, 2001 and the year ended December 31, 2000 was as follows (in thousands):

	January 1, 2001 to November 2, 2001	2000
Interest Income	$232	$411
Dividend Income	892	1,044
Net (Depreciation) Appreciation, by Type:		
WEC Common Stock Fund	(427)	499
WICOR Common Stock Fund	-	3,607
Common Stock Funds	(15,844)	(9,308)
Government Securities Funds	554	382
Corporate Debt Securities Funds	654	2,462
Total Net Depreciation	(15,063)	(2,358)
Total WICOR Master Trust Loss	$(13,939)	$(903)

Effective November 2, 2001, the Plan became a participant of the WEC Master Trust, along with the Wisconsin Gas Company Local No. 7-0018-1 Savings Plan and the Wisconsin Electric Power Company Employee Retirement Savings Plan (the "WEC Plans").

The fair market and contract value of the assets in the WEC Master Trust as of December 31, 2001 is as follows (in thousands):

Guaranteed Investment Contracts	$99,996
WEC Stock Fund	115,813
Common Stock Funds	363,130
Government Securities Mutual Funds	6,459
Corporate Debt Securities Mutual Funds	17,902
Loans Receivable from Participants	10,523
Total WEC Master Trust	$613,823

At December 31, 2001, the WEC Master Trust held 5,091,119 shares of WEC common stock. The WEC Common Stock Fund invests in WEC common stock and money market accounts. It is accounted for on a unitary basis.

The Plan's investments in traditional guaranteed investment contracts and synthetic guaranteed investment contracts held in the BRIF Fund are valued at contract value because the contracts are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The contract values and fair values of investment contracts in the WEC Master Trust as of December 31 are as follows (in thousands):

	2001	
	Contract Value	Fair Value
Guaranteed Investment Contracts	$31,999	$32,791
Synthetic Guaranteed Investments Contracts	67,917	68,936
	$99,996	$101,727

Included in the fair value of synthetic guaranteed investment contracts as of December 31, 2001 and 2000 is $0 and $144 respectively, related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.

The average yield for the Plan's investments in guaranteed investment contracts was 6.1% for the years ending December 31, 2001 and 2000. The crediting interest rate was 3.7% and 6.0% as of December 31, 2001 and 2000, respectively.

Allocation of the commingled WEC Master Trust assets to the WEC Plans is as follows at December 31, 2001 (in thousands):

	Assets	Percent
Wisconsin Energy Corporation Employee Retirement Savings Plan	$599,711	97.7%
Local No. 7-0018 Savings Plan	14,112	2.3
Total WEC Master Trust	$613,823	100.0%

Net WEC Master Trust income from commingled assets allocated to the WEC Plans for the period from November 2, 2001 to December 31, 2001 is as follows (in thousands):

Interest and Dividend Income	$4,143
Net Appreciation (Depreciation), by Type:	
WEC Common Stock Fund	1,733
Common Stock Funds	28,748
Corporate Debt Securities Funds	(523)
Total Net Appreciation	29,958
Total WEC Master Trust Income	$34,101

The plan invests in a common collective fund that invests in guaranteed investment contracts ("GICs"). These GICs are fully benefit responsive and are reported at contract value, which approximated fair value, as determined by the trustee.

The Master Trusts provide for investments in common stock, mutual funds and common collective trusts. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonable that changes in the values of investments will occur in the near term.

(4) Interplan Transfers-

If a participant transfers to a position eligible for another plan participating in the WEC Master Trust, the participant's account is transferred to that plan.

(5) Plan Termination-

Although it has not expressed any intent to do so, the Plan may be terminated at any time by action of the Company's Board of Directors subject to the provisions of ERISA. Upon termination, all contributions would become fully vested, and each participant's account balance would be paid in a lump sum payment.

(6) Tax Status-

The Plan has obtained a determination letter from the Internal Revenue Service dated August 19, 1996, approving the plan as qualified for tax-exempt status. In the opinion of Company management, the Plan, as subsequently amended, remains tax exempt.

(7) Party-in-Interest Transactions-

The Master Trust invests in WEC common stock. In addition, certain plan investments represent shares of mutual funds and collective trust funds managed by Fidelity Management Trust Company, shares of employer securities, and participant loans. These transactions are considered party-in-interest transactions. These are not considered prohibited transactions under ERISA regulations.

(8) Reconciliation to Form 5500-

Guaranteed investment contracts are recorded in the accompanying financial statements at contract value; however, they are recorded in the Plan's Form 5500 at fair value.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2001 (in thousands):

	Investment Income (Loss)	Net Assets Available for Plan Benefits
Per Financial Statements	$(684)	$14,112
2001 Difference Between Contract Value and Fair Value of Guaranteed Investment Contracts	78	78
Per Form 5500	$(606)	$14,190

ANDERSEN

Exhibit 23.1

Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our reports dated May 2, 2002 relating to the financial statements of the Wisconsin Energy Corporation Employee Retirement Savings Plan, the Wisconsin Gas Company Local 7-0018 Savings Plan, the Sta-Rite Industries Incentive Savings Plan, the Hypro Corporation 401(k) and Profit Sharing Plan and the SHURflo 401(k) Profit Sharing Plan included in this Form 11-K into the previously filed Form S-8 Registration Statements of Wisconsin Energy Corporation (File Nos. 333-86467 and 333-35800), as appropriate.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
June 3, 2002

Wisconsin Energy Corporation

Wisconsin Energy Corporation
231 W. Michigan St.
Milwaukee, WI 53203
414 221-2345

Exhibit 99.1

June 4, 2002

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

In a letter dated June 3, 2002, our independent public accountants, Arthur Andersen LLP ("Andersen"), represented to us that their audits of the Wisconsin Energy Corporation Employee Retirement Savings Plan (formerly the Wisconsin Electric Power Company Employee Retirement Savings Plan), the Wisconsin Gas Company Local 7-0018 Savings Plan, the Sta-Rite Industries Incentive Savings Plan, the Hypro Corporation 401(k) and Profit Sharing Plan, and the SHURflo 401(k) Profit Sharing Plan (collectively, the "Plans") as of December 31, 2001 and for the year then ended were subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that their engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audits and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to these audits.

Wisconsin Energy Corporation

Jeffrey P. West
Treasurer of Wisconsin Energy Corporation and
Member of the Employee Benefit Plans Committee,
the Committee which administers the Plans

SEC MAIL PROCESSING
RECEIVED
JUN 05 2002
WASH, D.C. 155 SECTION